UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 73,874 MILLION FOR THE MONTH OF NOVEMBER 2007
TOTALING PS 724,529 MILLION FOR THE FIRST ELEVEN MONTHS OF 2007*
Medellín, Colombia, December 11, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 73,874 million during the past month of November.
During November, total net interest income, including investment securities amounted to Ps 177,344 million. Additionally, total net fees and income from services totaled Ps 62,662 million.
Total assets amounted to Ps 32.63 trillion, total deposits totaled Ps 20.80 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4.91 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.91% as of November 30, 2007, and the level of allowance for past due loans was 126.78% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of November, 2007 was as follows: 18.4% of total deposits, 21.6% of total net loans, 19.3% of total savings accounts, 22.0% of total checking accounts and 14.1% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Nov07/Oct07		Annual
(Ps Millions)	Nov-06	Oct-07	Nov-07	$	%	%
ASSETS
Cash and due from banks	1,051,474	1,665,391	2,240,048	574,657	34.51%	113.04%
Overnight funds sold	231,186	1,148,607	757,872	-390,735	-34.02%	227.82%
Total cash and equivalents	1,282,660	2,813,998	2,997,920	183,922	6.54%	133.73%

Debt securities	4,226,693	3,497,446	3,606,492	109,046	3.12%	-14.67%
Trading	1,989,971	1,452,416	1,395,018	-57,398	-3.95%	-29.90%
Available for Sale	1,059,056	1,020,022	1,180,001	159,979	15.68%	11.42%
Held to Maturity	1,177,666	1,025,008	1,031,473	6,465	0.63%	-12.41%
Equity securities	895,807	989,794	1,173,653	183,859	18.58%	31.02%
Trading	2,466	6,513	187,949	181,436	2785.75%	7521.61%
Available for Sale	893,341	983,281	985,704	2,423	0.25%	10.34%
Market value allowance	-39,548	-29,866	-29,868	-2	0.01%	-24.48%
Net investment securities	5,082,952	4,457,374	4,750,277	292,903	6.57%	-6.54%

Commercial loans	13,421,696	16,972,398	17,491,797	519,399	3.06%	30.32%
Consumer loans	2,592,230	3,533,380	3,632,241	98,861	2.80%	40.12%
Small business loans	94,760	107,528	110,360	2,832	2.63%	16.46%
Mortgage loans	1,592,664	2,165,068	1,997,591	-167,477	-7.74%	25.42%
Allowance for loans and financial leases losses	-611,937	-831,787	-853,657	-21,870	2.63%	39.50%
Net total loans and financial leases	17,089,413	21,946,587	22,378,332	431,745	1.97%	30.95%

Accrued interest receivable on loans	198,639	290,578	286,348	-4,230	-1.46%	44.15%
Allowance for accrued interest losses	-8,145	-20,098	-20,855	-757	3.77%	156.05%
Net total interest accrued	190,494	270,480	265,493	-4,987	-1.84%	39.37%

Customers’ acceptances and derivatives	193,931	167,943	143,531	-24,412	-14.54%	-25.99%
Net accounts receivable	284,726	357,562	291,017	-66,545	-18.61%	2.21%
Net premises and equipment	362,322	421,951	439,047	17,096	4.05%	21.18%
Foreclosed assets	16,952	8,188	8,016	-172	-2.10%	-52.71%
Prepaid expenses and deferred charges	28,326	55,543	48,561	-6,982	-12.57%	71.44%
Goodwill	42,468	17,118	14,814	-2,304	-13.46%	-65.12%
Other	530,041	241,148	244,955	3,807	1.58%	-53.79%
Reappraisal of assets	739,942	1,022,278	1,050,453	28,175	2.76%	41.96%

Total assets	25,844,227	31,780,170	32,632,416	852,246	2.68%	26.27%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,781,653	4,086,179	4,473,836	387,657	9.49%	18.30%
Checking accounts	3,465,836	3,791,158	4,143,122	351,964	9.28%	19.54%
Other	315,817	295,021	330,714	35,693	12.10%	4.72%

Interest bearing	13,586,348	15,951,060	16,327,167	376,107	2.36%	20.17%
Checking accounts	309,010	429,665	385,349	-44,316	-10.31%	24.70%
Time deposits	3,590,911	4,658,132	4,454,076	-204,056	-4.38%	24.04%
Savings deposits	9,686,427	10,863,263	11,487,742	624,479	5.75%	18.60%

Total deposits	17,368,001	20,037,239	20,801,003	763,764	3.81%	19.77%
Overnight funds	752,069	1,406,115	384,477	-1,021,638	-72.66%	-48.88%
Bank acceptances outstanding	98,948	46,576	52,694	6,118	13.14%	-46.75%
Interbank borrowings	1,083,073	519,830	725,639	205,809	39.59%	-33.00%
Borrowings from domestic development banks	723,525	1,458,624	1,530,773	72,149	4.95%	111.57%
Accounts payable	1,062,255	963,224	1,641,398	678,174	70.41%	54.52%
Accrued interest payable	122,451	161,866	143,317	-18,549	-11.46%	17.04%
Other liabilities	203,437	259,714	251,168	-8,546	-3.29%	23.46%
Bonds	750,854	1,639,039	1,653,984	14,945	0.91%	120.28%
Accrued expenses	386,090	485,488	540,111	54,623	11.25%	39.89%

Total liabilities	22,550,703	26,977,715	27,724,564	746,849	2.77%	22.94%

SHAREHOLDER’S EQUITY					0.00%	0.00%
Subscribed and paid in capital	363,914	393,914	393,914	0	0.00%	8.24%

Retained earnings	1,730,058	2,956,411	3,030,285	73,874	2.50%	75.16%
Appropiated	1,228,943	2,305,756	2,305,756	0	0.00%	87.62%
Unappropiated	501,115	650,655	724,529	73,874	11.35%	44.58%

Reappraisal and others	1,198,704	1,481,273	1,509,663	28,390	1.92%	25.94%
Gross unrealized gain or loss on debt securities	848	(29,143)	(26,010)	3,133	-10.75%	-3167.22%

Total shareholder’s equity	3,293,524	4,802,455	4,907,852	105,397	2.19%	49.02%

Total liabilities and shareholder’s equity	25,844,227	31,780,170	32,632,416	852,246	2.68%	26.27%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Oct-06	Oct-07%		Sep-07	Oct-07%
Interest income and expenses
Interest on loans	1,706,692	2,432,638	42.54%	264,078	260,382	-1.40%
Interest on investment securities	134,867	230,187	70.68%	16,407	17,010	3.68%
Overnight funds	24,887	52,450	110.75%	6,399	6,473	1.16%
Total interest income	1,866,446	2,715,275	45.48%	286,884	283,865	-1.05%

Interest expense			0.00%		—	0.00%
Checking accounts	6,858	15,471	125.59%	1,141	1,738	52.32%
Time deposits	203,013	272,932	34.44%	30,825	31,829	3.26%
Savings deposits	233,131	415,850	78.38%	42,469	44,954	5.85%
Total interest on deposits	443,002	704,253	58.97%	74,435	78,521	5.49%

Interbank borrowings	90,024	58,580	-34.93%	2,585	3,026	17.06%
Borrowings from domestic development banks	51,146	62,095	21.41%	7,686	8,012	4.24%
Overnight funds	60,663	81,698	34.68%	11,262	4,998	-55.62%
Bonds	70,933	80,572	13.59%	12,289	11,964	-2.64%
Total interest expense	715,768	987,198	37.92%	108,257	106,521	-1.60%

Net interest income	1,150,678	1,728,077	50.18%	178,627	177,344	-0.72%
Provision for loan and accrued interest losses, net	(175,590)	(339,595)	93.40%	(29,353)	(20,702)	-29.47%
Recovery of charged-off loans	59,830	57,209	-4.38%	5,559	4,955	-10.87%
Provision for foreclosed assets and other assets	(36,539)	(27,913)	-23.61%	(1,307)	(8,129)	521.96%
Recovery of provisions for foreclosed assets and other assets	68,515	59,632	-12.97%	3,211	11,800	267.49%

Total net provisions	(83,784)	(250,667)	199.18%	(21,890)	(12,076)	-44.83%
Net interest income after provision for loans			0.00%		—	0.00%
and accrued interest losses	1,066,894	1,477,410	38.48%	156,737	165,268	5.44%

Commissions from banking services and other services	73,441	93,435	27.22%	11,600	10,648	-8.21%
Electronic services and ATM’s fees, net	77,778	66,285	-14.78%	6,225	6,496	4.35%
Branch network services, net	53,219	89,577	68.32%	8,602	8,449	-1.78%
Collections and payments fees, net	66,201	101,312	53.04%	10,653	10,287	-3.44%
Credit card merchant fees, net	7,173	16,324	127.58%	580	1,708	194.48%
Credit and debit card fees, net	222,473	232,338	4.43%	23,467	23,586	0.51%
Checking fees, net	54,347	60,515	11.35%	5,959	5,325	-10.64%
Check remittance, net	10,203	9,357	-8.29%	890	851	-4.38%
International operations, net	25,514	30,136	18.12%	3,056	2,617	-14.37%
Total fees and other service income	590,349	699,279	18.45%	71,032	69,967	-1.50%

Other fees and service expenses	(70,023)	(90,090)	28.66%	(7,606)	(7,305)	-3.96%
Total fees and income from services, net	520,326	609,189	17.08%	63,426	62,662	-1.20%

Other operating income			0.00%		—	0.00%
Net foreign exchange gains	85,857	63,265	-26.31%	(23,048)	57,604	-349.93%
Forward contracts in foreign currency	19,269	67,406	249.82%	46,718	(45,294)	-196.95%
Gains(Loss) on sales of investments on equity securities	67,321	(13,254)	-119.69%	—	—	0.00%
Gains on sale of mortgage loan	11,651	3,840	-67.04%	—	2,983	0.00%
Dividend income	128,188	122,128	-4.73%	30	—	-100.00%
Communication, rent payments and others	1,450	1,282	-11.59%	124	114	-8.06%
Total other operating income	313,736	244,667	-22.02%	23,824	15,407	-35.33%

Total income	1,900,956	2,331,266	22.64%	243,987	243,337	-0.27%
Operating expenses			0.00%		—	0.00%
Salaries and employee benefits	501,989	551,419	9.85%	49,652	50,295	1.30%
Bonus plan payments	26,973	41,456	53.69%	5,371	5,290	-1.51%
Compensation	3,658	20,654	464.63%	2,374	2,104	-11.37%
Administrative and other expenses	596,514	686,258	15.04%	61,533	64,702	5.15%
Deposit security, net	53,218	37,227	-30.05%	3,368	3,057	-9.23%
Donation expenses	1,511	404	-73.26%	33	33	0.00%
Depreciation	70,458	69,917	-0.77%	6,475	6,840	5.64%
Total operating expenses	1,254,321	1,407,335	12.20%	128,806	132,321	2.73%

Net operating income	646,635	923,931	42.88%	115,181	111,016	-3.62%
Merger expenses	34,890	—	-100.00%	—	—	0.00%
Goodwill amortization	23,510	25,350	7.83%	2,304	2,306	0.09%
Non-operating income (expense)			0.00%		—	0.00%
Other income	139,702	79,292	-43.24%	7,207	6,512	-9.64%
Other expense	(120,983)	(59,162)	-51.10%	(10,819)	(10,385)	-4.01%
Total non-operating income	18,719	20,130	7.54%	(3,612)	(3,873)	7.23%
Income before income taxes	606,954	918,711	51.36%	109,265	104,837	-4.05%
Income tax expense	(105,839)	(194,182)	83.47%	(31,104)	(30,963)	-0.45%

Net income	501,115	724,529	44.58%	78,161	73,874	-5.48%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 11, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance